UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      July 7, 2006

Mr. Ronald Beck, Manager
OCM Holdco, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

      Re:	OCM Holdco, LLC
		Registration Statement on Form 10-SB
      Filed June 9, 2006
		File No. 0-52042

Dear Mr. Beck:

      We have reviewed your filing and have the following comments.
Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.
For
example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2.	The Form 10 registration statement will become automatically effective 60 days from the date of the first filing or on August
8,
2006.  See Section 12(g)(1) of the Securities Exchange Act of
1934.
Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

3.	There is excessive usage of defined terms throughout your
document resulting in disclosure that is overly dense, legalistic in
tone and difficult to read. Revise your document to eliminate the over-usage of and reliance upon defined terms in order to facilitate a reader`s understanding of your disclosure.  Additionally, if a term
must be defined, define such term upon first use. We note, for example, a reference to "CCR" on page ii without any preceding definition of the acronym. Further, referring readers to definitions elsewhere in the document does not facilitate such reader`s
understanding of the disclosure.   Moreover, when using defining
terms, please use such defined terms consistently throughout your document. We note, for example, that you refer to the syndicated loan with Bank of America as the administrative agent, as the "Syndicated Loan" on page 10, as the "refinancing" on pages 27 and 28, the "Credit Agreement" on page 29 and the "BofA Credit Facility" in footnote 8 to the CCR consolidated financial statements.
Please
revise your disclosure throughout accordingly.

4.	We note that your description of the security pledged under
the
Syndicated Loan on page 10 differs from the description on page 29 and in footnote 8 to the CCR consolidated financial statements.
For
example, no reference is made on page 10 to the fact that CCR`s members have provided limited recourse guaranties with respect to the
Credit Agreement. Please revise to correct the inconsistencies in your disclosure and ensure that each description of material agreements in your disclosure is an accurate and complete summary of such agreement.
Description of the Business

The Company

Overview of the Company, page 1

5.	The disclosure in this section should be simplified so that
it
clearly and concisely identifies for readers the fact that the company has had no revenue generating business since inception and that its sole business plan rests on the acquisition of the one-third equity interests in Cannery Casino Resorts, LLC and NP Land LLC
and
the proposed business plans of such entities.   Please revise your
disclosure to eliminate, as noted above, any unnecessary defined terms and/or repetitive disclosure that are found elsewhere in the registration statement.


6.	In this section and throughout your disclosure you state that
"CCR expects to operate the Nevada Palace until doing so is no longer feasible due to construction of the Cannery II." Further clarify whether operations of the Nevada Palace will immediately cease upon the commencement of construction of the Cannery II or at some other point during the construction process and indicate the anticipated duration of the construction process. To the extent operations will be ongoing until a later point in the construction process, revise to indicate what factors will contribute to the cessation of the operation of the Nevada Palace by CCR. In this regard, please disclose the percentage of revenues CCR expects to earn while serving as operator of the Nevada Palace to facilitate a reader`s understanding of the amount of revenues that CCR will forsake once it ceases to operate the Nevada Palace.

Ownership of the Company, page 2

7.	Please provide an explanation of the business of OCM Blocker,
LLC.

The CCR Transaction

8.	The disclosure in this section could be more concisely
summarized. Rather than delineate each of the actions taken and parties involved at each closing, simplify your disclosure by highlighting information that would facilitate a reader`s understanding of the purpose and consequence of each closing in the transaction.

Second Closing, page 5

9.	You state that "CCR will acquire certain non-real estate
assets
and assume certain liabilities related to the Nevada Palace that will be contributed to NP LLC and it is expected that the InvestCo NP Loans and the InvestCo MGIM Loan will be repaid." Please describe the assets to be acquired and their purchase price, and the amounts of and terms of the liabilities to be assumed. Please describe the material terms of InvestCo`s loans and explain the conditions to the repayment of the loans.

10.	We note your organizational chart depicting the ownership
structure of OCM HoldCo after the second closing. To aid the reader in better understanding the disclosure in the registration statement, please put the acronyms you use for each entity after its name in the organizational chart.

Future Meadows Gaming Opportunity, page 6

11.	We refer you to disclosure on pages 24 and 28 of the
registration statement in which you specify potential additional capital contributions to be made by the members of the company to CCR
in connection with the Meadows transaction.    No reference is
made
here to the potential increase in equity ownership in CCR
resulting
from such contributions from 33% to 42%.   Please update your
disclosure to specify the results of the negotiations referenced and ensure consistency with respect to the description of the transactions contemplated.

12.	Revise to specify the basis of your and Millennium`s
expectations that PA Meadows will become a wholly-owned subsidiary of
CCR.

The Cannery II, page 8

13.	We refer you to disclosure in which you state that the
Cannery
II, "if, and when constructed," is expected to be similar in nature
to The Cannery. This disclosure implies that construction of The Cannery II may not occur and appears to be inconsistent with your prior disclosure in which no conditions as to whether the project
would be constructed are referenced.   Please revise or advise.

Cannery Casino Resorts

Management of CCR, page 9

14.	Please add a short description of the rights and duties of
the
members of CCR.

Syndicated Loan Agreement, page 10

15.	Please provide an estimate of the amount of the proceeds from the Syndicated Loan that will be used for each of the purposes enumerated.

Gaming Markets, page 10

16.	We note a reference to Mexican Gaming Opportunities in the
Amended and Restated Operating Agreement for CCR. If material, please provide a description of this opportunity in the registration statement.

Competition, page 11

17.	We note your reference to the requirement that members of CCR offer gaming opportunities first to CCR prior to pursuing any such opportunity outside CCR. Please add a brief discussion of the members` ability to compete with CCR as contemplated under the Operating Agreement.





Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 23

18.	Please revise to quantify the anticipated dollar amount of
additional costs the company expects to incur in connection with the
CUP Agreement during the nine months ended December 31, 2006.

Critical Accounting Estimates and Policies

CCR

Results of Operations, page 25

19.	We note your disclosure of measures for EBITDA and EBITDA
margin
that appear to be adjusted for "pre-opening expenses." Please refer to Item 10(e)(ii)(A) of Regulation S-K and tell us why you believe it is appropriate to adjust this measure for pre-opening expenses. It appears such costs required or will require cash settlement.

Long-Term Capital Expenditures, page 28

20.	Please provide updated disclosure regarding the commencement of
construction of the Cannery II project and the project cost estimates as of the most reasonable practicable date.

21.	We note your reference to the fact that funding for the
project
will in part be based on "internally generated funds" subject to an
"in balance test" under the credit agreement. Please provide a brief explanation of the percentage of funds to be contributed by CCR from the internally generated funds you reference and provide a description of the test.

Pennsylvania Acquisition, page 28

22.	Please provide an estimate of the costs to construct the
proposed Meadows Casino and discuss the anticipated source of funding.

Re-financing, page 29

23.	Please update the outstanding principal amount of the term
loan
and revolving credit facility to a more recent date.



Off Balance Sheet Arrangements

Rampart Casino Lease, page 29

24.	We note your disclosure that indicates your casino lease
contains a provision for contingent rents. Please expand your disclosures to provide an understanding of the pertinent terms of these provisions. In addition, please refer to EITF 98-9 and provide an accounting policy disclosure of your accounting for contingent rents.

25.	We note your disclosure of certain lease termination
provisions.
Please tell us if your lease agreement associated with the Rampart Casino contains asset retirement obligation provisions. Please refer to SFAS 143 and FIN 47 for guidance on this matter.

Description of Property

The Company

Encumbrances on the Real Property Assets, page 32
26.	Please provide the information required by Item102(c)(2) and
(6)
of Regulation S-B.  Specifically, in regard to the business loan from
Nevada State Bank and the InvestCo NP loans, please provide the current principal amount, interest and amortization provisions, prepayment provisions, maturity date and balance due at maturity assuming no prepayments.
Directors and Executive Officer, Promoters and Control Persons,
page
34

27.	Please revise to include all the required disclosure
specified
in Item 401 of Regulation S-B.   In this regard, we refer you to
disclosure on page 13 regarding the affiliations and positions held
by Messrs. Wortman and Paulos. Revise your disclosure in this section to provide complete biographical sketches for each named individual for the past five years. Specify the month and year during which positions were held.
Certain Relationships and Related Transactions, page 35
28.	Please provide the information required by Item 404(d) of
Regulation S-B regarding transactions with promoters.

29.	Please describe any fees, expenses or other amounts payable
to,
or anticipated to be paid to, the members of CCR or their affiliates.
For example, we note the gaming revenues payable to MMG II stated on page 15, and the fees, commissions and expenses payable to affiliates of CCR listed in note 6 to CCR`s consolidated financial statements.

Index to Exhibits, page III-1

30.	Please file all the exhibits required by Part III, Item 2 of
Form 10-SB. For example, we note that several documents appear to be required to be filed, including: (1) the loan agreements evidencing the InvestCo NP Loans and the InvestCo MGIM Loan; (2) the lease between NP LLC and NP Land for the NP Real Estate Assets; (3) the syndicated credit agreement with Bank of America N.A. acting as administrative agent, including the limited recourse guaranties provided by CCR`s members; (4) the form of the Racing Services Agreement with Magna Entertainment Corp. if available; (5) exhibits to the First Amendment and Restatement of Contribution and Unit Purchase Agreement, including Exhibit J, the Form of Omnibus Management Agreement; and (6) the Rampart Casino Lease.

Financial Statements

Note 2 - Significant Accounting Policies

Gaming and related licenses, page F-8

31.	We note your accounting policy disclosure that indicates the costs associated with gaming licenses are stated at cost and evaluated periodically for possible impairment. Please refer to paragraph 2.06 of the AICPA, Audits of Casinos- Audit and Accounting
Guide and tell us why you believe your policy is appropriate.

Note 3 - Contribution and Unit Purchase Agreement - Page F-8

32.	We note your disclosure that indicates you have capitalized
costs incurred associated with your CUP Agreement. Please refer to
SOP 98-5 and tell us why you believe these costs do not represent organizational costs.

33.	We note your disclosure that indicates the Company has
received
a number of member contributions since inception. It is not clear in all instances how you are presenting these contributions. Please clarify your balance sheet presentation of these member contributions. In addition, we note that you are reflecting member contributions as an investing activity. Please tell us why these contributions do not reflect a financing activity.



Cannery Casino Resorts, LLC, and Subsidiaries

Financial Statements

Summary of significant accounting policies - page F-18

34.	Please provide an accounting policy disclosure regarding your joint promotional arrangements involving other gaming establishments for multi-linked progressive systems and other types of joint promotional arrangements.

Note 7 - Commitments and contingencies - page F-23

35.	Please modify your disclosure to quantify the provision you
appear to have recorded associated with negotiations involving common area maintenance charges.

Note 8. Subsequent events, page F-25

36.	Please explain why you have not provided audited financial
statements for the acquisitions of NP Land LLC and the proposed
Pennsylvania acquisition. Refer to Rule 3-10(c) of Regulation S-B.

Closing Comments

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, Melissa Duru at (202) 551-3757 with any other questions.

      Sincerely,



      Roger Schwall
      Assistant Director


cc:	Robert Knauss, Esq.
      K. Stertzel
	J. Davis
      M. Duru
D. Levy
Mr. Ronald Beck
OCM Holdco, LLC
June 7, 2006
Page 1